82-2142

invensys

RLS Admin/Letters/2004/0009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

04012574

26 January 2004

SEC MAIL PROCESSING RECEIVED FEB 02 2004 WASH. D.C. 187 SECTION

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

John R W Clayton
Company Secretary

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Copy to: Mr. S. Ahmad
Mr. M. Downing

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

"emailalert@hemscott.co.uk" <emailalert

23/01/2004 12:16

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys

RNS Number:5707U
Invensys PLC
23 January 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, LLC

3) Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, LLC
has an interest are approximately 575 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

21 January 2004

11) Date company informed

23 January 2004

12) Total holding following this notification

489,743,767

13) Total percentage holding of issued class following this notification

14%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 23 January 2004

END

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